SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Keros Therapeutics, Inc.

(Name of Subject Company (Issuer))

Keros Therapeutics, Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

492327101

(CUSIP Number of Class of Securities)

Jasbir Seehra
Chief Executive Officer
Keros Therapeutics, Inc.
1050 Waltham Street, Suite 302
Lexington, Massachusetts 02421
Tel: (617) 314-6297

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Marc A. Recht Ryan S. Sansom Kevin Cooper William Roegge Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Esther Cho General Counsel Keros Therapeutics, Inc. 1050 Waltham Street, Suite 302 Lexington, Massachusetts 02421 (617) 314-6297	Gregory P. Rodgers Nathan Ajiashvili Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 20, 2025 relating to the offer by Keros Therapeutics, Inc., a Delaware corporation (the “Company”), to purchase for cash up to an aggregate of 10,950,165 shares of its common stock, par value $0.0001 per share, for an aggregate purchase price of up to $194.4 million, at a purchase price of $17.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and all of the exhibits thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On November 19, 2025, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on Tuesday, November 18, 2025. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated by reference herein.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(5)(C)*	Press Release dated November 19, 2025.

* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEROS THERAPEUTICS, INC.

Dated: November 19, 2025	By:	/s/ Jasbir Seehra
Jasbir Seehra
Chief Executive Officer